Filed Pursuant to Rules 424(b)(3)
and 424(c) of Regulation C

Registration No. 333-103278

MISSION COMMUNITY BANCORP

SUPPLEMENT

TO

REOFFER PROSPECTUS DATED December 13, 2007

                This Supplement to Reoffer Prospectus (this “Supplement”) covers the resale or transfer by Bruce M. Breault (the “Selling Shareholder”),a member of the Board of Directors of Mission Community Bancorp (the “Company”), of 819 shares of the Company’s common stock, no par value per share (the “Common Stock”), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder (the “Stock Option Agreement”) in connection with the Mission Community Bancorp 1998 Stock Option Plan (the “Plan”).

                The Company’s Common Stock is traded infrequently in the over-the-counter market under the trading symbol “MISS.OB.”  The Company’s Common Stock is not listed on any exchange or market.  Certain information concerning the Common Stock is reported on the NASDAQ electronic bulletin board.  The last (high) bid and (low) asked prices for the Common Stock as so reported was on December 12, 2007 and was $16.50 and $19.00 per share, respectively.  The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder.

PLAN OF DISTRIBUTION

                The Company has been notified that 4,000 shares of the Common Stock will be transferred to Marsha Breault, an individual.  Other than as disclosed herein, there are no other material terms concerning the proposed transfer

The date of this Supplement is December 13, 2007